ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

January 13, 2010

VIA EDGAR AND HAND DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Paladin Realty Income Properties, Inc. Post-Effective Amendment No. 6 to Registration Statement on Form S-11 Filed December 22, 2009 File No. 333-146867

Dear Ms. Barros:

This letter sets forth the responses of Paladin Realty Income Properties, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 4, 2010, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comments followed by the relevant responses. The Company has filed today Pre-Effective Amendment No. 1 to Post Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 (“Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6”) via EDGAR, which reflects the responses below.

General

1.	Comment: We note that your base prospectus is dated as of July 28, 2008. Please tell us what consideration you have given to updating your base prospectus.

Response: The Company expects to update the base prospectus in April 2010 after the audited financial statements for the year ended December 31, 2009 are available and it has updated its prior performance tables.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

January 13, 2010

Supplement No. 13

2.	Comment: Please expand your disclosure of your recent acquisitions to disclose information regarding the yield on the acquisitions.

Response: The Company has expanded its disclosure to include information regarding the capitalization rates for its recent acquisitions on page 5 of the revised version of Supplement No. 13 included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 in response to the Staff’s comment.

3.	Comment: Please expand your distributions table on page 7 to disclose any distribution amounts that have been reinvested.

Response: The Company has added rows entitled “Distributions reinvested” and “Total distributions” underneath the row entitled “Distributions paid in cash” as well as a row entitled “Proceeds from issuance of common stock” underneath the row entitled “Sources of distributions” on page 7 of the revised version of Supplement No. 13 included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 in response to the Staff’s comment.

4.	Comment: Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Response: The Company has added a section entitled “Information Regarding Share Redemptions,” which includes the information requested by the Staff, to page 7 of the revised version of Supplement No. 13 included in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6.

The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Sonia Barros

January 13, 2010

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Ms. Whitney A. Greaves
Mr. Mark F. McElreath
Ms. Lesley H. Solomon